

SEC 08026070 ISSION

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SEC
Mail Processing
Section

FEB 19 2008

Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
B- 42864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01 - 01 - 2007_ AND ENDING _12 - 31 - 2007_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dayspring Investment Group, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

121 W Market
(No. and Street)

Seymour   _MO_   _65746_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mechsner & Company, LLC
(Name – if individual, state last, first, middle name)

4852 South Farm Rd 189   _Rogersville_   _MO_   _65742_
(Address) _PO Box 14710_   (City) _Springfield_   (State) _MO_   (Zip Code) _65814_

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Gary L Haney_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Dayspring Investment Group Inc._ , as of _December 31_ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- | (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

```
" NOTARY SEAL "
Lilly L. Norris, Notary Public
Webster County, State of Missouri
My Commission Expires 8/13/2010
Commission Number 06428459
```

DAYSPRING INVESTMENT GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the Year ended December 31, 2007

TABLE OF CONTENTS

Mechsner & Company, L.L.C.
Certified Public Accountants
Telephone (417) 862-3374 Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Dayspring Investment Group, Inc.

We have audited the accompanying statement of financial position of
Dayspring Investment Group, Inc. (an S-Corporation) as of December 31,
2007, and the related statements of income, changes in stockholder's equity
and cash flows for the year then ended that you are filing pursuant to rule
17a-5 under the Securities Exchange Act of 1934. These financial statements
are the responsibility of the Company's management. Our responsibility is
to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures
in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. We believe
that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly,
in all material respects, the financial position of Dayspring Investment
Group, Inc. as of December 31, 2007, and the results of its operations and
its cash flows for the year then ended in conformity with accounting
principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information on pages 13 and 14
is presented for the purposes of additional analysis and is not a required
part of the basic financial statements, but is supplementary information
required by rule 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied in the
audit of the basic financial statements and, in our opinion, is fairly
stated in all material respects in relation to the basic financial
statements taken as a whole.

Mechsner & Company, LLC
Springfield, Missouri
January 31, 2008

DAYSPRING INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2007

ASSETS

ASSETS

Cash	$	281
Cash Equivalents		27,011
Debt Securities		5,051
Equity Securities		9,349
Goodwill		50,000
Deposits		295
TOTAL ASSETS	$	91,987

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$	250
Payroll Taxes Payable		580
TOTAL LIABILITIES	$	830

STOCKHOLDER'S EQUITY

Common Stock, No Par Value, 10,000 Shares Authorized, 1,000 Shares Issued & Outstanding	$	1,000
Additional Paid-in Capital		60,000
Retained Earnings		30,156
TOTAL STOCKHOLDER'S EQUITY	$	91,156

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	91,987

DAYSPRING INVESTMENT GROUP, INC.
STATEMENT OF INCOME
For the Year ended December 31, 2007

REVENUES		
Sale of Investment Company Shares	$	123,693
Trading Gains and Losses-Net		166
Interest Income		725
Dividend Income		234
Other Income		36,240
TOTAL REVENUES	$	161,057
OPERATING EXPENSES		
Salaries and Wages	$	6,946
Commissions-Other		74,210
Rep Fees		2,180
Regulatory Fees and Expenses		9,000
Other		9,587
TOTAL OPERATING EXPENSES	$	101,922
NET INCOME	$	59,135

DAYSPRING INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year ended December 31, 2007

	Number of Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance December 31, 2006	10,000	$ 1,000	$ 35,000	$ 2,021	$ 38,021
Capital Contributed			25,000		25,000
Stockholder Distributions				(31,000)	(31,000)
Net Income				59,135	59,135
Balance December 31, 2007	10,000	$ 1,000	$ 60,000	$ 30,156	$ 91,156

See accompanying notes.

4

DAYSPRING INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
For the Year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 59,135
Adjustments to reconcile Net Income	
to net Cash provided by	
(used in) operating activities:	
Unrealized (Gains) Losses	372
Decrease (Increase) in Operating Assets:	
Deposits	(55)
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	250
Payroll Taxes Payable	418
Total Adjustments	985
Net Cash Provided By (Used in)	
Operating Activities	60,119
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Investments	(14,772)
Net Cash Provided By (Used In)	
Investing Activities	(14,772)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional Paid-in Capital	25,000
Stockholder Distributions Paid	(31,000)
Goodwill Paid	(25,000)
Net Cash Provided By (Used In)	
Financing Activities	(31,000)
NET INCREASE (DECREASE) IN CASH	
AND CASH EQUIVALENTS	14,347
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,945
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 27,292

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Activity

Dayspring Investment Group, Inc. was organized as a brokerage company on May 9, 2006 and is incorporated under the laws of the state of Missouri. The Company operates as an introducing broker-dealer in making contracts and selling stocks and other securities.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Statement of Cash Flows

For the purpose of the statement of cash flows, the Company considers all deposits which may be withdrawn or for which additional deposits may be made at any time without penalty or notice to be cash equivalents. During 2007, there were no non-cash financing and investing activities and no amounts paid for interest or taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporation income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE B - CASH EQUIVALENTS

Cash equivalents consisted of a mutual fund and are stated in the financial statements at fair market value, which equals cost. The fair market value at December 31, 2007 is as follows:

Cash Equivalents
  American Funds $ 27,011

NOTE C - INVESTMENTS

Investments consisted of two mutual funds, one invested in equity securities and one invested in debt securities. The investments are reported as trading securities and are reported at fair market value as of December 31, 2007. Cost and fair market value as of December 31, 2007 are as follows:

	Cost	Market
American Funds Debt Mutual Fund	$ 5,152	$ 5,051
American Funds Equity Mutual Fund	$ 9,619	$ 9,349

Capital gains realized on the investments and unrealized holding gains (losses) for the year ended December 31, 2007 are as follows:

Realized capital gains	$ 537
Unrealized gains (losses)	$ (372)

NOTE D - RELATED PARTY TRANSACTIONS

During the year 2007, the Company began paying rent to the sole stockholder of $150 per month. The lease is month-to-month. Rent expense for 2007 was $1,500.

Also in 2007, the Company began paying the sole stockholder a bookkeeping fee of $100 per month. The total amount paid in 2007 was $1,000.

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net
Capital Rule (rule 15c3-1), which requires the maintenance of minimum
net capital and requires that the ratio of aggregate indebtedness to
net capital, both as defined, shall not exceed 15 to 1 (and the rule
of the "applicable" exchange also provides that equity capital may
not be withdrawn or cash dividends paid if the resulting net capital
ratio would exceed 10 to 1). At December 31, 2007, the Company had
net capital of $5,000 in excess of its required net capital of
$33,790.

SUPPLEMENTAL INFORMATION

Mechsner & Company, L.L.C.
Certified Public Accountants
Telephone (417) 862-3374   Fax (417) 862-8009

Mailing Address
Post Office Box 14710
Springfield, Missouri 65814-0710

Office Location
4852 South Farm Road 189
Rogersville, Missouri 65742-8204

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Stockholder
Dayspring Investment Group, Inc.

In planning and performing our audit of the basic financial statements of Dayspring Investment Group, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the basic financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activites for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely effects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mechsner & Company, LLC
Springfield, Missouri
January 31, 2008

NET CAPITAL

Total stockholders' equity	$	91,156
Stockholders' equity not allowed for net capital		(50,000)
Stockholders' equity qualified for net capital		41,156
Additions		0
Deductions		(295)
Net capital before haircuts or securities positions		40,861
Haircuts on securities		(2,071)
NET CAPITAL	$	38,790

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required	$	5,000
Net capital available		38,790
Excess net capital	$	33,790

Excess net capital at 1000% of debt

(Net capital less 10% of debt)	$	38,707

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$	831
Percent of aggregate indebtedness to net capital		0.0214

THERE WERE NO MATERIAL DIFFERENCES NOTED BETWEEN THE COMPUTATION OF NET
CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE
REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3.

THERE WERE NO MATERIAL DIFFERENCES BETWEEN THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 PER THE AUDIT ABOVE AND THE FOCUS REPORT FILED BY THE
COMPANY.

Dayspring Investment Group, Inc. is exempt under SEC Rule 15c3-3.

